Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 July 16, 2010

This Free Writing Prospectus Is Subject to Completion

US$[]

LEVEL-PAY [CALLABLE] AMORTIZING NOTES DUE []

Aggregate Initial Principal Amount: US$[            ] Issuer: Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price: Series: Global Medium-Term Notes, Series A

Original Trade Date: [            ] Original Issue Date: [            ]

Maturity Date: [            ]2, [subject to Redemption at the Option of the Company (as set forth below)]. Denomination: Each Note will have a minimum denomination of US$[            ] and integral multiples thereof.

CUSIP: Settlement: DTC; Book-entry; Transferable.

ISIN:

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☐ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☐ Unadjusted

Interest Rate Type: Day Count Convention (or Fraction):

☒ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐ Other (see description in this free writing prospectus)☐ Actual/360

☐ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Initial Principal Amount: US$[] per Note.

Total Payment Amount: An amount per Note of US$[] payable on each Payment Date, which for each Payment Date constitutes: (a) the applicable Interest Component Amount plus (b) the applicable Principal Component Amount. For further information regarding the Total Payment Amount payable on each Payment Date, see “Amortization Schedule” below.

The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Component Amount: For each Calculation Period, an amount per Note equal to the Effective Interest Rate times the Outstanding Principal Amount times the applicable Day Count Fraction. For further information regarding the Interest Component Amount payable on each Payment Date, see “Amortization Schedule” below.

Effective Interest Rate: []% per annum

Outstanding Principal Amount: For each Note, an amount equal to (a) for the first Calculation Period, the Initial Principal Amount, and (b) for each succeeding Calculation Period, to the difference of (i) the Initial Principal Amount minus (ii) the sum of the Principal Component Amounts paid on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period. For further information regarding the Outstanding Principal Amount with respect to each Payment Date, see “Amortization Schedule” below.

Principal Component Amount: For each Payment Date to and including the Maturity Date, an amount per Note equal to $[] minus the Interest Component Amount payable on such Payment Date. For further information regarding the Principal Component Amount to be made on each Payment Date, see “Amortization Schedule” below.

1 For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

2 At least 366 calendar days after the Original Issue Date.

Payment Dates:☐ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

on [            ], commencing on [            ] and ending on the Maturity Date or the Early Redemption Date, if applicable.

Calculation Period: The period from and including one Payment Date (or in the case of the first Calculation Period, the Original Issue Date) up to but excluding the next Payment Date.

Amortization Schedule: See the full Amortization Schedule set forth on the following page of this free writing prospectus.

[Redemption at the Option of the Company: We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Payment Date [commencing] on [            ], provided we give at least [            ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price: If we exercise our redemption option, you will receive per Note on the Early Redemption Date 100% of the Outstanding Principal Amount of such Note, together with any accrued and unpaid interest to but excluding the Early Redemption Date.]

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[            ] per $1,000 principal amount, or [            ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[            ]. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC

Per Note%%%

Total $ $ $

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to [            ]% of the principal amount of the notes, or $[            ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

AMORTIZATION SCHEDULE (PER NOTE)

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—You will receive 100% of the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes (paid in Principal Component Amounts) if you hold your Notes on each Payment Date to and including the Maturity Date. Because the Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party, any payment to be made on the Notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date or less than 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price (expressed as a percentage of the Original Principal Amount per Note or any subsequent Outstanding Principal Amount), and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	our option to redeem the Notes;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL TOTAL PAYMENT CALCULATIONS

On each Payment Date, you will receive a fixed Total Payment Amount specified on the cover of this free writing prospectus, which will be equal to the sum of the applicable Interest Component Amount and the applicable Principal Component Payment for that Payment Date. The Outstanding Principal Amount of the Notes following each Payment Date will decrease as principal is returned in the manner described above and, as the Interest Component Amount is calculated by reference to the Outstanding Principal Amount, the Interest Component Amount will likewise decrease for each successive Payment Date. Consequently, the Principal Component Amount will increase, and the Interest Component will decrease, as a proportion of the fixed Total Payment Amount on each successive Payment Date during the term of the Notes For further illustration of the changing relationship between the Principal Component Amount and Interest Component Amount as a proportion of the Total Payment over time, see the Amortization Schedule above.

You will receive 100% of the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date. The following illustrates the process by which the Interest Component Amount and Principal Component Amount of the Total Payment Amount is determined per Note for each Calculation Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Total Payment Amount Calculation

Step 1: Calculate the Outstanding Principal Amount.

For the first Calculation Period, the Outstanding Principal Amount for any Note will be equal to the Initial Principal Amount. For each Calculation Period thereafter, the Outstanding Principal Amount for any Note will equal the Initial Principal Amount minus the sum of the Principal Component Payments made on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period.

Step 2: Calculate the Interest Component Amount.

For each Calculation Period, the Interest Component Amount will be equal to the Effective Interest Rate specified on the cover of this free writing prospectus times the Outstanding Principal Amount times the applicable Day Count Fraction.

Step 3: Calculate the Principal Component Payment.

For each Payment Date, the Principal Component Payment will be equal to the fixed dollar amount specified on the cover of this free writing prospectus minus the Interest Component Amount payable on such Payment Date.

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Step 4: Calculate the Total Payment Amount.

On each Payment Date, the Total Payment Amount will be the fixed dollar amount specified on the cover of this free writing prospectus, which constitutes the applicable Interest Component Amount plus the applicable Principal Component Payment.

Example Total Payment Amount Calculations

The following examples illustrate how the Total Payment Amounts would be calculated for the first ten Payment Dates of a hypothetical Note. For purposes of these examples, we have assumed that the Initial Principal Amount of each Note is $[18,000], the Effective Interest Rate for the Notes is [4.50]%, that the Notes have monthly Payment Dates, and that the Interest Component Amount per Calculation Period will be calculated using a 30/360 day count basis (such that the applicable Day Count Fraction per Calculation Period will be 30/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future Effective Interest Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount
6/1/2010	$18,000.00	$67.43	$32.57	$100.00	$17,967.43
7/1/2010	$17,967.43	$67.30	$32.70	$100.00	$17,934.73
8/1/2010	$17,934.73	$67.18	$32.82	$100.00	$17,901.91
9/1/2010	$17,901.91	$67.06	$32.94	$100.00	$17,868.97
10/1/2010	$17,868.97	$66.94	$33.06	$100.00	$17,835.91
11/1/2010	$17,835.91	$66.81	$33.19	$100.00	$17,802.72
12/1/2010	$17,802.72	$66.69	$33.31	$100.00	$17,769.41
1/1/2011	$17,769.41	$66.56	$33.44	$100.00	$17,735.97
2/1/2011	$17,735.97	$66.44	$33.56	$100.00	$17,702.41
3/1/2011	$17,702.41	$66.31	$33.69	$100.00	$17,668.72

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Payments received with respect to the Notes consist of a principal component and an interest component, as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Amortizing Notes” in the prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

LEVEL-PAY [CALLABLE] AMORTIZING NOTES DUE [                    ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)